UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant    ☐

Filed by a Party other than the Registrant    ☒

Check the appropriate box:

☒ Preliminary Proxy Statement	☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

CF INDUSTRIES HOLDINGS, INC.

(Name of Registrant as Specified In Its Charter)

AGRIUM INC.

NORTH ACQUISITION CO.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

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☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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(4)	Date Filed:

Agrium Inc.

13131 Lake Fraser Drive S.E.

Calgary, Alberta, Canada T2J 7E8

Telephone (403) 225-7000

Dear Fellow CF Industries Stockholders:

The enclosed proxy statement and accompanying GREEN proxy card are being furnished to stockholders of CF Industries Holdings, Inc., a Delaware corporation (“CF”), by Agrium Inc., a corporation governed by the Canada Business Corporations Act (“Agrium”), and North Acquisition Co., a Delaware corporation, and a wholly-owned subsidiary of Agrium (“North”) (Agrium and North collectively referred to as, “Agrium,” “we”, “our” or “us”) in connection with the solicitation of proxies from you, the stockholders of CF (the “Stockholders”), in connection with the 2009 Annual Meeting of Stockholders of CF, including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of stockholders held in lieu thereof (the “Annual Meeting”), to withhold votes for the election of three members of CF’s board of directors to hold office until the 2012 Annual Meeting of Stockholders of CF or until their respective successors are duly elected and qualified. We intend to vote such proxies at the Annual Meeting scheduled to be held on Tuesday, April 21, 2009, commencing at 10:00 a.m., local time, at the Hyatt Deerfield, 1750 Lake Cook Road, Deerfield, Illinois 60015, in order to WITHHOLD votes for three members of CF’s board of directors standing for re-election at the Annual Meeting.

On March 27, 2009, we announced an increase to the cash component of our February 25, 2009 cash-and-stock offer to acquire 100% of the outstanding capital stock of CF from $31.70 per share to $35.00 per share, an increase of $3.30, or 10.4%. Under the terms of the increased offer, Stockholders would receive $35.00 in cash and 1.0 Agrium common share for each CF share. Alternatively, Stockholders have the option to elect for each CF share either 1.8685 Agrium common shares or $75.30 in cash, in each case, subject to proration. In the aggregate, not more than 46% of the shares tendered will be exchanged for cash and not more than 54% of the shares tendered will be exchanged for Agrium common shares. The aggregate cash consideration to be paid by Agrium will not exceed approximately $1.8 billion, and the aggregate stock consideration to be paid by Agrium will not exceed approximately 50.2 million Agrium common shares.

We believe that our proposed transaction offers an attractive opportunity for CF’s stockholders to receive both a substantial cash payment of $35.00 plus one share of Agrium, which will enable Stockholders to participate in the potential future upside of the combined entity. CF’s refusal to engage in discussions with Agrium left us with no choice but to take our offer directly to you, to give you a direct voice with respect to our proposed business combination with CF. We believe that CF’s restructuring of its offer for Terra Industries Inc. (“Terra”) to circumvent a vote by you highlights CF’s belief that CF would lose a Stockholder vote on a CF/Terra combination and CF publicly stated that it was willing to pursue a business combination with Terra that would be structured to avoid the need for your approval. Agrium is asking that you WITHHOLD your vote for the election of the three nominees to the CF board of directors at the Annual Meeting. The average withhold vote percentage at S&P 500 companies is slightly less than 5%. We believe that a “withhold” vote percentage significantly in excess of this number for CF’s nominees will demonstrate that Stockholders support our proposal and will send a strong message to CF’s board and management to listen to the will of their Stockholders and engage in discussions with us. We are committed to this compelling combination and urge Stockholders to send a message to the CF board by withholding their votes.

WE ARE NOT ASKING YOU TO VOTE ON OR APPROVE OUR PROPOSAL FOR A BUSINESS COMBINATION WITH CF AT THIS TIME. HOWEVER, WITHHOLDING YOUR VOTE FOR ALL OF THE CF DIRECTOR NOMINEES WILL SEND A CLEAR MESSAGE TO THE BOARD THAT IT SHOULD GIVE PROPER CONSIDERATION TO OUR PROPOSAL.

You may have received, or will be receiving, a proxy solicitation from CF. For all of the reasons discussed in the materials included with this letter or as otherwise provided pursuant to Regulation 14A of the U.S. Securities Exchange Act of 1934, as amended, Agrium strongly urges you to WITHHOLD your vote for the election of directors to CF’s board of directors by signing and returning the enclosed GREEN proxy card in the postage-paid envelope provided.

DO NOT RETURN ANY WHITE PROXY CARD YOU MAY RECEIVE FROM CF OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES FOR CF’S NOMINEES. IF YOU HAVE ALREADY RETURNED A WHITE PROXY CARD TO CF OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES FOR CF’S NOMINEES, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

If you have any questions regarding the procedures by which you can change your vote, if you have already voted, or if you have any other questions, kindly contact Georgeson Inc. at (866) 318-0506 (banks and brokerage firms please call (212) 440-9800) or email cftransaction@georgeson.com. Georgeson Inc. is assisting Agrium with its effort to solicit proxies.

It is important that your shares of CF common stock be represented and voted at the Annual Meeting. Accordingly, regardless of whether you plan to attend the Annual Meeting in person, please complete, date and sign the GREEN proxy card that has been provided to you by us (and not the WHITE proxy card provided to you by CF or any other proxy card that has been provided to you) and WITHHOLD your vote for the election of three members to CF’s board of directors at the Annual Meeting. To ensure that your vote is counted, please remember to submit your vote so that it is received by us by April 20, 2009.

Every Stockholder’s vote is important, whether you own a few shares or many.

Thank you for your support.

Very truly yours,

Michael M. Wilson

President & Chief Executive Officer

Agrium Inc.

ii

PRELIMINARY PROXY—SUBJECT TO COMPLETION

AGRIUM INC.

AND

NORTH ACQUISITION CO.

PROXY STATEMENT

This proxy statement and accompanying GREEN proxy card are being furnished to stockholders of CF Industries Holdings, Inc., a Delaware corporation (“CF”), by Agrium Inc., a corporation governed by the Canada Business Corporations Act (“Agrium”), and North Acquisition Co., a Delaware corporation, and a wholly-owned subsidiary of Agrium (“North”) (Agrium and North collectively referred to as, “Agrium,” “we”, “our” or “us”) in connection with the solicitation of proxies from you, the stockholders of CF (the “Stockholders”), in connection with the 2009 Annual Meeting of Stockholders of CF, including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of stockholders held in lieu thereof (the “Annual Meeting”), to withhold votes for the election of three members of CF’s board of directors to hold office until the 2012 Annual Meeting of Stockholders of CF or until their respective successors are duly elected and qualified. We intend to vote such proxies at the Annual Meeting scheduled to be held on Tuesday, April 21, 2009, commencing at 10:00 a.m., local time, at the Hyatt Deerfield, 1750 Lake Cook Road, Deerfield, Illinois 60015, in order to take the following actions:

(a) vote WITHHOLD for the election of all three members of CF’s board of directors;

(b) vote FOR CF’s proposal to ratify the selection of KPMG LLP as CF’s independent registered public accounting firm for 2009;

(c) vote FOR the approval of CF’s new 2009 Equity and Incentive Plan; and

(d) consider any other business properly brought before the Annual Meeting.

The principal executive offices of CF are located at Four Parkway North, Suite 400, Deerfield, Illinois 60015-2590. CF has set the close of business on March 16, 2009 as the record date (the “Record Date”) for determining the Stockholders entitled to vote at the Annual Meeting. According to CF’s proxy statement, on the Record Date, there were 48,400,917 shares of CF’s common stock, par value $0.01 per share (the “Common Stock”), outstanding, each share of Common Stock being entitled to one vote on all matters presented at the Annual Meeting. As of the date of hereof and as of the Record Date, Agrium owns 1,241,849 shares of Common Stock, which represents approximately 2.57% of the outstanding shares of CF (based on the number of outstanding shares of Common Stock on the Record Date).

On March 27, 2009, we announced an increase to the cash component of our February 25, 2009 cash-and-stock offer to acquire 100% of the outstanding capital stock of CF from $31.70 per share to $35.00 per share, an increase of $3.30, or 10.4%. Under the terms of the increased offer, Stockholders would receive $35.00 in cash and 1.0 Agrium common share for each share of Common Stock. Alternatively, Stockholders have the option to elect for each share of Common Stock either 1.8685 Agrium common shares or $75.30 in cash, in each case, subject to proration. In the aggregate, not more than 46% of the shares tendered will be exchanged for cash and not more than 54% of the shares tendered will be exchanged for Agrium common shares. The aggregate cash consideration to be paid by Agrium will not exceed approximately $1.8 billion, and the aggregate stock consideration to be paid by Agrium will not exceed approximately 50.2 million Agrium common shares.

We believe that our proposed transaction offers an attractive opportunity for CF’s stockholders to receive both a substantial cash payment of $35.00 plus one share of Agrium, which will enable Stockholders to participate in the potential future upside of the combined entity. CF’s refusal to engage in discussions with Agrium left us with no choice but to take our offer directly to you, to give you a direct voice with respect to our proposed business combination with CF. We believe that CF’s restructuring of its offer for Terra Industries Inc. (“Terra”) to circumvent a vote by you highlights CF’s belief that CF would lose a Stockholder vote on a CF/Terra combination and CF publicly stated that it was willing to pursue a business combination with Terra that would be structured to avoid the need for your approval. Agrium is asking that you WITHHOLD your vote for the election of the three nominees to the CF board of directors at the Annual Meeting. The average withhold vote percentage at S&P 500 companies is slightly less than 5%. We believe that a “withhold” vote percentage significantly in excess of this number for CF’s nominees will demonstrate that Stockholders support our proposal and will send a strong message to CF’s board and management to listen to the will of their Stockholders and engage in discussions with us. We are committed to this compelling combination and urge Stockholders to send a message to the CF board by withholding their votes.

WE ARE NOT ASKING YOU TO VOTE ON OR APPROVE OUR PROPOSAL FOR A BUSINESS COMBINATION WITH CF AT THIS TIME. HOWEVER, WITHHOLDING YOUR VOTE FOR ALL OF THE CF DIRECTOR NOMINEES WILL SEND A CLEAR MESSAGE TO THE BOARD THAT IT SHOULD GIVE PROPER CONSIDERATION TO OUR PROPOSAL.

This proxy statement is first being sent to Stockholders on or about         , 2009. This proxy solicitation is being made by Agrium and North and not on behalf of CF’s board of directors or CF’s management.

This proxy solicitation does not constitute an offer to exchange, or a solicitation of an offer to exchange, the Common Stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Election and Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE. Such documents are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

WE ARE GOING TO WITHHOLD OUR VOTE FOR THE RE-ELECTION OF STEPHEN A. FURBACHER, DAVID R. HARVEY AND JOHN D. JOHNSON, THE THREE DIRECTORS WHO ARE STANDING FOR RE-ELECTION FOR TERMS THROUGH 2012 AT THE ANNUAL MEETING, AND WE RECOMMEND ALL LIKE-MINDED STOCKHOLDERS DO THE SAME.

WHETHER OR NOT YOU INTEND TO ATTEND THE ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO CF’S BOARD BY WITHHOLDING YOUR VOTES FOR THE THREE CLASS I DIRECTORS.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

IMPORTANT VOTING INFORMATION

You may have received, or will be receiving, a proxy solicitation from CF. For all of the reasons discussed in this proxy statement or as otherwise provided pursuant to Regulation 14A of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), Agrium strongly urges you to WITHHOLD your vote for the election of directors to CF’s board of directors.

If your shares of Common Stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed GREEN proxy card in the postage-paid envelope provided to you by us.

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your shares and only upon receipt of your specific instructions. Don’t let your broker vote for you. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a GREEN proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed GREEN proxy card provided to you by us. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included with the enclosed GREEN proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to us, care of Georgeson Inc., at 199 Water Street, 26th Floor, New York, New York 10038, so that we may be aware of all instructions given and can attempt to ensure that such instructions are followed.

DO NOT RETURN ANY WHITE PROXY CARD YOU MAY RECEIVE FROM CF OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES FOR CF’S NOMINEES. IF YOU HAVE ALREADY RETURNED A WHITE PROXY CARD TO CF OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES FOR CF’S NOMINEES, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Only the Stockholders of record on the Record Date are entitled to vote at the Annual Meeting. If you are a Stockholder of record as of the Record Date, you will retain your right to vote, even if you sell your shares after the Record Date.

Georgeson Inc. is assisting Agrium with its effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares, please contact:

Georgeson Inc.

199 Water Street, 26th Floor

New York, New York 10038

Banks and Brokerage Firms Please Call: (212) 440-9800

All Others Please Call Toll Free: (866) 318-0506

Email Inquiries: cftransaction@georgeson.com

It is important that your shares of Common Stock be represented and voted at the Annual Meeting. Accordingly, regardless of whether you plan to attend the Annual Meeting in person, please complete, date and sign the GREEN proxy card that has been provided to you by us (and not the WHITE proxy card that has been provided to you by CF or any other proxy card that has been provided to you) and WITHHOLD your vote for the election of Stephen A. Furbacher, David R. Harvey and John D. Johnson. To ensure that your vote is counted, please remember to submit your vote so that it is received by us by April 20, 2009.

Important Notice Regarding the Availability of Agrium’s Proxy Materials for

the 2009 Annual Meeting of Stockholders of CF Industries Holdings, Inc.

to Be Held on April 21, 2009

The Agrium proxy statement is available at http://                        .

Among other things, the Agrium proxy statement contains information regarding:

•	the date, time and location of the Annual Meeting;

•	a list of the matters being submitted to the Stockholders; and

•	information concerning voting in person.

BACKGROUND AND REASONS FOR THE SOLICITATION

Background

In connection with Agrium’s long-term strategic plans involving internal growth alternatives, acquisitions and business combinations, Agrium’s management has been seeking out and evaluating strategic acquisition candidates. As part of this ongoing evaluation process, Agrium’s board of directors identified CF as a company with assets that fit into Agrium’s growth strategy.

Agrium and CF had discussions regarding a combination prior to CF’s initial public offering in 2005 but no definitive agreement was reached. Since that time, Agrium has closely followed CF and believes that the strategic and business logic of a combination, which was compelling then, is even stronger now.

On January 15, 2009, CF announced its proposed acquisition of all of the outstanding common shares of Terra, pursuant to which each common share of Terra would be entitled to receive 0.4235 of a share of Common Stock.

On February 23, 2009, CF, through a direct wholly-owed subsidiary, commenced an offer to exchange each outstanding share of common stock of Terra for 0.4235 of a share of Common Stock by filing an exchange offer and a registration statement with the SEC.

On February 25, 2009, Agrium delivered a letter to CF containing Agrium’s cash-and-stock proposal pursuant to which Agrium would acquire 100% of the outstanding capital stock of CF at a per share value of $72.00 based on Agrium’s share price on February 24, 2009. Under the terms of the letter, Stockholders were entitled to receive $31.70 in cash and 1.0 common share of Agrium for each share of Common Stock. Alternatively, Stockholders had the option of electing to receive for each share of Common Stock either 1.7866 common shares of Agrium or $72.00 in cash, subject to proration.

On February 25, 2009, CF issued a press release confirming receipt of Agrium’s proposal to acquire all of the outstanding shares of Common Stock, indicating that CF’s board of directors will evaluate the proposal carefully in the context of CF’s strategic plans, including its offer to acquire Terra, and will make its determination regarding Agrium’s proposal in due course.

On March 5, 2009, Terra issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC announcing that Terra’s board of directors unanimously recommends that Terra’s stockholders reject CF’s unsolicited acquisition proposal.

On March 9, 2009, CF sent Agrium’s board of directors a letter rejecting its proposal. On that same date, CF announced that its board of directors rejected Agrium’s proposal and reaffirmed CF’s intent to pursue a business combination with Terra. In its announcement, CF indicated that it would agree to an exchange ratio of not less than 0.4129 of a share of Common Stock and not more than 0.4539 of a share of Common Stock for each share of Terra common stock. In addition, a significant portion of the consideration in the revised proposal would consist of a non-voting preferred stock.

Later that day, Agrium issued a press release announcing that it remained committed to its proposal to acquire CF and its intention to commence an exchange offer. In addition, Agrium filed a short form notification and a letter requesting an advance ruling certificate or a “no-action” letter in respect of the offer and the proposed merger with the Canadian Commissioner of Competition. The waiting period in Canada has expired.

On March 11, 2009, Terra announced that its board of directors has unanimously rejected CF’s revised proposal for a business combination with Terra.

On March 12, 2009, CF announced that it filed with the SEC preliminary proxy materials in connection with its nomination of independent directors to replace three of Terra’s directors at Terra’s 2009 annual stockholders meeting.

On March 16, 2009, Agrium commenced an exchange offer by filing a registration statement on Form F-4 containing a prospectus/offer to exchange with the SEC, delivering a request to CF pursuant to Rule 14d-5 of the Exchange Act and issuing a press release regarding the commencement of the exchange offer.

On March 23, 2009, CF filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC in which the board of directors of CF recommended that Stockholders reject Agrium’s offer and not tender their shares pursuant to the exchange offer.

Also on March 23, 2009, CF issued a press release announcing that its board of directors reaffirmed its intention to pursue a business combination with Terra and that CF would be prepared to enter into a negotiated merger agreement with Terra with an exchange ratio to be not less than 0.4129 of a CF share and not more than 0.4539 of a CF share.

On March 24, 2009, Agrium filed a notification with the U.S. Department of Justice and the Federal Trade Commission as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), relating to its proposed acquisition of CF. The waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on Thursday, April 23, 2009, unless this period is earlier terminated or extended by issuance of a request for additional information or a “second request.”

On March 27, 2009, we announced an increase to the cash component of our February 25, 2009 cash-and-stock offer to acquire 100% of the outstanding capital stock of CF from $31.70 per share to $35.00 per share, an increase of $3.30, or 10.4%. Under the terms of the increased offer, Stockholders would receive $35.00 in cash and 1.0 Agrium common share for each share of Common Stock. Alternatively, Stockholders have the option to elect for each share of Common Stock either 1.8685 Agrium common shares or $75.30 in cash, in each case, subject to proration. In the aggregate, not more than 46% of the shares tendered will be exchanged for cash and not more than 54% of the shares tendered will be exchanged for Agrium common shares. The aggregate cash consideration to be paid by Agrium will not exceed approximately $1.8 billion, and the aggregate stock consideration to be paid by Agrium will not exceed approximately 50.2 million Agrium common shares. The exchange offer and withdrawal rights will expire at 12:00 midnight New York City time on May 19, 2009, unless extended.

Also on March 27, 2009, Agrium filed a preliminary proxy statement with the SEC in connection with the solicitation of proxies from Stockholders to withhold votes for the election of three members of CF’s board of directors at the Annual Meeting.

On March 29, 2009, CF announced that its board of directors has recommended that CF stockholders reject the increased offer.

On March 30, 2009, Agrium filed an amendment to its registration statement on Form F-4 containing the prospectus/offer to exchange with the SEC reflecting the terms of the increased offer.

Also on March 30, 2009, CF filed an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and issued a press release in which the board of directors of CF recommended that Stockholders reject Agrium’s revised offer and not tender their shares pursuant to the exchange offer.

Reasons for the Solicitation

We believe that our proposed transaction offers an attractive opportunity for CF’s stockholders to receive both a substantial cash payment of $35.00 plus one share of Agrium, which will enable Stockholders to participate in the potential future upside of the combined entity. CF’s refusal to engage in discussions with

Agrium left us with no choice but to take our offer directly to you, to give you a direct voice with respect to our proposed business combination with CF. We believe that CF’s restructuring of its offer for Terra to circumvent a vote by you highlights CF’s belief that CF would lose a Stockholder vote on a CF/Terra combination and CF publicly stated that it was willing to pursue a business combination with Terra that would be structured to avoid the need for your approval. The average withhold vote percentage at S&P 500 companies is slightly less than 5%. We believe that a “withhold” vote percentage significantly in excess of this number for CF’s nominees will demonstrate that Stockholders support our proposal and will send a strong message to CF’s board and management to listen to the will of their Stockholders and engage in discussions with us. We are committed to this compelling combination and urge Stockholders to send a message to the CF board by withholding their votes.

PROPOSAL NO. 1—ELECTION OF DIRECTORS

The board of directors of CF has unanimously proposed Stephen A. Furbacher, David R. Harvey, and John D. Johnson as nominees for election as Class I directors at the Annual Meeting. If elected, each of Messrs. Furbacher, Harvey, and Johnson will hold office until the 2012 Annual Meeting of Stockholders or until his successor is duly elected and qualified, subject to earlier retirement, resignation, or removal. For the reasons set forth above under “Background and Reasons for the Solicitation—Reasons for the Solicitation” we are going to WITHHOLD our vote for all of the nominees, and we recommend all like-minded Stockholders do the same.

OTHER PROPOSALS

CF has proposed that Stockholders ratify the selection of KPMG LLP as CF’s independent registered public accounting firm for 2009, and that Stockholders approve CF’s new 2009 Equity and Incentive Plan. We do not object to the ratification of the selection of KPMG LLP, or the approval of the 2009 Equity and Incentive Plan, and we recommend that you vote FOR these proposals. Additional information regarding these proposals is contained in CF’s definitive proxy statement filed on March 16, 2009.

We do not know of any other matters to be presented for approval by the Stockholders at the Annual Meeting. If, however, other matters are properly presented, the persons named in the enclosed GREEN proxy card will vote the Common Stock represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

Agrium intends to vote all of the shares of Common Stock owned by it at the Annual Meeting to WITHHOLD votes for the re-election of Stephen A. Furbacher, David R. Harvey and John D. Johnson, the directors standing for re-election at the Annual Meeting for terms through 2012; vote FOR the ratification of the selection of KPMG LLP as CF’s independent registered public accounting firm for 2009; and vote FOR the approval of the 2009 Equity and Incentive Plan.

VOTING PROCEDURES

Securities Entitled to Vote; Quorum; Vote Required

According to publicly available information, the total number of votes that can be cast at the Annual Meeting by all Stockholders is 48,400,917, consisting of one vote for each share of Common Stock that was outstanding on the Record Date. There is no cumulative voting. A majority of the votes that can be cast must be present for CF to have a quorum at the Annual Meeting. If you are a Stockholder of record as of the Record Date, you will retain your right to vote, even if you sell your shares after the Record Date.

Directors are elected by a plurality of the votes cast. This means votes against a nominee, and votes withheld, have no effect on the outcome of the election because there is no alternate slate of directors being proposed by Agrium, and therefore, a CF nominee may be elected with a single favorable vote, even if a majority of the shares withhold their vote for such nominee. The approval of CF’s 2009 Equity and Incentive Plan requires the affirmative vote of a majority of the shares of Common Stock represented at the Annual Meeting and entitled to vote thereon, provided that the total votes cast on the proposal represents over 50% of all outstanding shares of Common Stock entitled to vote on the proposal. The ratification of the selection of KPMG LLP and the approval of any other matter properly brought before the Annual Meeting requires the affirmative vote of a majority of the shares of Common Stock represented at the Annual Meeting and entitled to vote thereon in order to be approved.

If you don’t vote your shares held in street name, your broker can vote your shares on the election of the director nominees and the ratification of the selection of KPMG LLP as CF’s independent registered public accounting firm. Your broker is not permitted to vote your shares on CF’s proposal to approve the 2009 Equity and Incentive Plan without receiving instructions from you. This is referred to as a “broker non-vote.” If you hold shares of Common Stock in your own name, you must vote such shares in person or by proxy or they will not be voted.

You may either vote for or withhold authority to vote for each nominee for the CF board. You may vote for or against or you may abstain on the ratification of the selection of KPMG LLP as CF’s independent registered public accounting firm and the approval of CF’s 2009 Equity and Incentive Plan. If you withhold authority to vote with respect to any nominee, your shares will be counted for purposes of establishing a quorum, but will have no effect on the election of that nominee. If you abstain from voting on the ratification of the selection of KPMG LLP, your shares will be counted as present for purposes of establishing a quorum and the abstention will have the same effect as a vote against that proposal. Broker non-votes and abstentions on the approval of CF’s 2009 Equity and Incentive Plan will be counted for purposes of establishing a quorum, but will have the same effect as a vote against the proposal, unless holders of more than 50% of all outstanding shares of Common Stock entitled to vote thereon cast votes, in which event a broker non-vote or abstention will have no effect on the proposal.

Voting by Proxy

Please authorize a proxy to vote by signing and returning the enclosed GREEN proxy card in the postage-paid envelope provided to you by us.

If you return a signed GREEN proxy card without providing voting instructions, your shares of Common Stock will be voted (1) WITHHOLD for the election of all the nominees as Class I directors; (2) FOR CF’s proposal to ratify the selection of KPMG LLP as CF’s independent registered public accounting firm for 2009; and (3) FOR the approval of CF’s 2009 Equity and Incentive Plan.

We do not know of any other matters to be presented for approval by the Stockholders at the Annual Meeting. If, however, other matters are properly presented, the persons named as proxies in the enclosed GREEN proxy card will vote the shares represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the Annual Meeting, we encourage you to read this proxy statement and sign and return your completed GREEN proxy card provided to you by us prior to the Annual Meeting so that your shares will be represented and voted in accordance with your instructions. Even if you plan to attend the Annual Meeting in person, we recommend that you authorize a proxy to vote your shares in advance as described above so that your vote will be counted if you later decide not to attend the Annual Meeting. To ensure that your vote is counted, please remember to submit your vote so that it is received by us by April 20, 2009.

Revocation of Proxies

You may revoke your proxy at any time prior to its exercise by attending the Annual Meeting and voting in person, by mailing a validly executed, later dated proxy card or by submitting a written notice of revocation to either (A) Agrium Inc., care of Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, or (B) to CF’s corporate secretary at the principal executive offices of CF at Four Parkway North, Suite 400, Deerfield, Illinois 60015-2590. Attending the Annual Meeting alone without taking one of the actions above will not revoke your proxy. A revocation may be in any written form validly signed by the record holder or an authorized agent of the record holder so long as it clearly states that the proxy previously given is no longer effective. Stockholders who hold their shares in “street name” with a bank, brokerage firm, dealer, trust company or other nominee will need to notify the person responsible for their account to revoke or withdraw previously given instructions. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the Annual Meeting in accordance with your instructions. We request that a copy of any revocation sent to CF or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to us, care of Georgeson Inc., at the address listed above, so that we may be aware of any revocation of a proxy.

DO NOT RETURN ANY WHITE PROXY CARD YOU MAY RECEIVE FROM CF OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES FOR CF’S NOMINEES. IF YOU HAVE ALREADY RETURNED A WHITE PROXY CARD TO CF OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES FOR CF’S NOMINEES, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

By submitting your proxy to vote to us by executing the enclosed GREEN proxy card, you are revoking all prior proxies you have previously given with respect to the Annual Meeting.

Attending the Annual Meeting

You are entitled to attend the Annual Meeting only if you are a Stockholder of record or a beneficial owner as of the Record Date, or if you hold a valid proxy for the Annual Meeting. You will need proof of ownership of the Common Stock to enter the Annual Meeting. When you arrive at the Annual Meeting, you may be asked to present photo identification, such as a driver’s license. This will suffice if you hold your shares of Common Stock in your own name. If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other nominee, then you must bring a letter or account statement showing that you are the beneficial owner of such shares. Note that even if you attend the Annual Meeting, you cannot vote the shares that are held by your nominee unless you have a proxy from your nominee. Rather, you should promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that the GREEN proxy card provided to you by us is submitted on your behalf.

NO APPRAISAL OR DISSENTER’S RIGHTS

Stockholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this proxy statement to be acted upon at the Annual Meeting.

SOLICITATION OF PROXIES

Proxies may be solicited by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person. We have retained Georgeson Inc. (“Georgeson”) for solicitation and advisory services in connection with solicitations relating to the Annual Meeting. Georgeson will receive a fee of up to $200,000 for its services to Agrium in connection with the solicitation. Approximately 60 people may be employed by Georgeson to solicit proxies from Stockholders for the Annual Meeting. Georgeson is also serving as information agent in connection with our exchange offer for the Common Stock. Agrium will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. Agrium agreed to indemnify the information agent against certain liabilities and expenses in connection with the exchange offer, including certain liabilities under the U.S. federal securities laws.

Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of Common Stock held as of the Record Date. We will reimburse such custodians, nominees and fiduciaries for reasonably expenses incurred in connection therewith. In addition, directors, executive officers and certain other employees of Agrium may solicit proxies as part of their duties in the normal course of their employment without any additional compensation.

The entire expense of soliciting proxies for the Annual Meeting by us or on our behalf is being borne by us and we will not seek reimbursement of those costs from CF. The total expenditures incurred by us to date in connection with this solicitation are approximately $710,000. We anticipate that the total expenses that we will incur in furtherance of, or in connection with, the solicitation of proxies for the Annual Meeting will be approximately $1.3 million. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation.

Agrium has retained RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, and Scotia Capital, a subsidiary of The Bank of Nova Scotia, to act as our financial advisors in connection with the proposed business combination transaction between CF and us. Agrium has also retained RBC Capital Markets Corporation, a U.S. affiliate of RBC, to act as dealer manager for the exchange offer. Agrium will pay RBC and Scotia Capital and their respective affiliates reasonable and customary compensation for their services as financial advisor (and in the case of RBC Capital Markets Corporation, also as dealer manager) in addition to reimbursement of their reasonable out-of-pocket expenses. Agrium has agreed to indemnify RBC and Scotia Capital and their affiliates against specified liabilities, including, in the case of RBC Capital Markets Corporation and its affiliates, certain liabilities and expenses in connection with the exchange offer, including certain liabilities under the U.S. federal securities laws.

RBC is a global, full service securities firm engaged in securities trading and brokerage activities, and providing investment banking, investment management and financial advisory services. RBC and its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Agrium, CF or any other company, or any currency or commodity, that may be involved in the proposed acquisition of CF, or any related derivative instrument.

Scotia Capital represents the global corporate and investment banking, and capital markets businesses of the Scotiabank Group, providing full service coverage in Canada and servicing selected niche markets globally. In the ordinary course of Scotia Capital’s financial advisory activities, Scotia Capital or its affiliates may hold positions for its own account or the accounts of its clients in equity, debt or other securities of Agrium, CF or any other company that may be involved in the transaction.

Neither RBC nor Scotia Capital admits that it, any controlling person of RBC or Scotia Capital or any of their respective directors, officers, employees, agents or affiliates is a “participant”, as defined in Schedule 14A promulgated under the Exchange Act, in the solicitation of proxies for the Annual Meeting, or that Schedule 14A requires the disclosure of certain information about them. None of RBC, Scotia Capital, or any of the foregoing persons will receive any fee for, or in connection with, any solicitation activities in addition to the fees it is otherwise entitled to receive under its engagement as financial advisor to us or as dealer manager.

CERTAIN INFORMATION REGARDING AGRIUM AND NORTH

Agrium

Agrium is a major retailer of agricultural products and services in both North and South America and a global producer and wholesale marketer of nutrients for agricultural, specialty and industrial markets. Agrium produces and markets three primary groups of nutrients (nitrogen, phosphate and potash) as well as controlled release fertilizers.

Agrium is a corporation governed by the Canada Business Corporations Act. Agrium’s executive offices are headquartered at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8 Canada and its telephone number is (403) 225-7000.

North

North, a Delaware corporation, is a wholly-owned subsidiary of Agrium. North is newly formed, and was organized for the purpose of making the offer for CF and consummating the proposed merger. North has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the offer and the proposed merger. North’s principal executive offices are located at c/o Agrium U.S. Inc., 4582 South Ulster Street, Suite 1700, Denver, Colorado 80237 and its telephone number is (303) 804-4400.

Additional information regarding Agrium and North is set forth in Annex A to this proxy statement.

CERTAIN RELATIONSHIPS WITH CF

As of the date of hereof and as of the Record Date, Agrium owns 1,241,849 shares of Common Stock, which represents approximately 2.57% of the outstanding shares of Common Stock (based on the number of outstanding shares of Common Stock on the Record Date). The average purchase price paid by Agrium was $52.32 per share of Common Stock. The date of purchase, number of shares purchased and the price per share is set forth in Annex C to this proxy statement. Other than the purchase of the 1,241,849 shares of Common Stock during the period between February 12, 2009 and February 19, 2009, neither Agrium nor North has effected any transaction in securities of CF in the past two years. Angela S. Lekatsas, Vice President, Corporate Controller & Chief Risk Officer, of Agrium, Kevin R. Helash, Vice President, Marketing & Distribution, of Agrium, and Richard Downey, Senior Director, Investor Relations, of Agrium, beneficially own 50, 250 and 90 shares of Common Stock, respectively. The shares of Common Stock owned by Ms. Lekatsas were purchased on June 23, 2008 at a price of $167.89 per share, the shares of Common Stock owned by Mr. Helash were purchased on October 9, 2008 at a price of $61.62 per share, and the shares of Common Stock owned by Mr. Downey were purchased on September 19, 2008 at a price of $105 per share. Each of these holdings represents less than 1% of the outstanding shares of Common Stock. No part of the purchase price or market value of the shares of Common Stock referred to in this paragraph is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares of Common Stock. Other than as set forth above, after reasonable inquiry, none of the persons listed on Annex A of this proxy statement, nor any of their respective associates or majority-owned subsidiaries, (i) beneficially owns or has the right to acquire any securities of CF or has effected any transaction in securities of CF during the past two years, and (ii) is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any of CF’s securities including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Except as described in this proxy statement, (i) there have been no contracts, negotiations or transactions since March 16, 2007, between Agrium or any of the persons listed on Annex A of this proxy statement or their respective affiliates on the one hand, and CF or its affiliates on the other hand concerning any merger, consolidation, acquisition, tender offer, election of CF’s directors, or the sale of a material amount of CF’s assets, and (ii) neither Agrium nor North, nor, after reasonable inquiry, any of the persons listed on Annex A of this proxy statement, nor any of their respective affiliates, have any other present or proposed material agreement, arrangement, understanding or relationship (with respect to any future employment or otherwise) with CF or any of its executive officers, directors, controlling persons or subsidiaries.

Information regarding security ownership of certain beneficial owners and management of CF is included on Annex B to this proxy statement.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

Under SEC rules, a Stockholder who intends to present a proposal at the next Annual Meeting of Stockholders and who wishes the proposal to be included in CF’s proxy statement for that meeting pursuant to Rule 14a-8 under the Exchange Act must submit the proposal in writing to CF’s corporate secretary at the address set forth elsewhere in this proxy statement. The proposal must be received no later than November 17, 2009.

CF’s bylaws require that written notice of (i) proposals intended to be presented by a Stockholder at the next Annual Meeting, but that are not intended for inclusion in CF’s proxy statement for that meeting pursuant to Rule 14a-8, and (ii) nominees for the election of directors intended to be made by a Stockholder at the next Annual Meeting be delivered to CF’s corporate secretary at the address set forth elsewhere in this proxy statement no earlier than December 22, 2009 and no later than January 21, 2010. Such advance notice deadline will also be the deadline for “timely” proposals made in accordance with Rule 14a-4(c) under the Exchange Act. To be in proper written form, such a notice must set forth the information prescribed in CF’s bylaws. You can obtain a copy of CF’s bylaws by writing CF’s corporate secretary at the address set forth elsewhere in this proxy statement.

CERTAIN ADDITIONAL INFORMATION

The information concerning CF contained in this proxy statement and Annex B has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to CF contained in this proxy statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to books and records of CF, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

This proxy statement is dated             , 2009. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to Stockholders shall not create any implication to the contrary.

You are advised to read this proxy statement and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this proxy statement and other relevant documents that we file with the SEC at the SEC’s web site at www.sec.gov or by calling Georgeson at the address and phone numbers indicated above.

Please refer to CF’s proxy statement and annual report filed with the SEC for certain additional information and disclosure required to be made by CF in connection with the Annual Meeting and in accordance with applicable law.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this proxy statement constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this proxy statement, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this proxy statement as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although Agrium believes these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

ANNEX A

PARTICIPANTS IN THE SOLICITATION

The solicitation of proxies will be made by Agrium, North and certain other persons identified in this Annex A. For information regarding Agrium and North, please see the section entitled “Certain Information Regarding Agrium and North” of the proxy statement to which this Annex A is attached. Information regarding the other participants in the solicitation is set forth below.

Under applicable regulations of the SEC, directors, executive officers and certain other employees of Agrium and North are participants in the solicitation of proxies from Stockholders in connection with the Annual Meeting. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Agrium and North, and the name and current principal occupation of other persons who are participants in the solicitation of proxies, are set forth below. Unless indicated otherwise, all directors and executive officers have held the office and principal occupation identified below for not less than five years. Unless otherwise indicated, the business address of each director, executive officer and other participant is Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary, AB, Canada T2J 7E8 and the telephone number of each director, executive officer and other participant is (403) 225-7000. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Agrium.

None of the directors and executive officers of Agrium or North or the other participants listed below has, during the past 10 years, been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors). Other than Ralph Cunningham, Susan Henry, Richard Gearheard, Gordon Miller, Andrew Mittag and Thomas Warner, who are citizens of the United States, and William Boycott who is a dual citizen of the United States and Canada, all directors and executive officers listed below are citizens of Canada.

Agrium

Directors and Executive Officers

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Frank W. Proto	66	Director and Board Chair. Mr. Proto is a former Director of First Calgary Petroleums Ltd. (April 2008 - December 2008) and a former Member of the Canada Newfoundland Offshore Petroleum Board (1998-2004).

Ralph S. Cunningham	68	Director. Dr. Cunningham is a Director of each of EnCana Corporation, DEP Holdings, LLC (the general partner of Duncan Energy Partners L.P. (since July 2007), Director and Board Chair of TETRA Technologies, Inc., Director of Enterprise Products GP, LLC (the general partner of Enterprise Products Partners L.P. (since February 2006) and Director, President and Chief Executive Officer of EPE Holdings, LLC (the general partner of Enterprise GP Holdings L.P. (since August 2007). Dr. Cunningham was Interim President and Chief Executive Officer of Enterprise Products GP, LLC from June 2007 to July 2007, after serving as Group Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC since December 2005, and prior to December 2005 he was a Corporate Director of Enterprise Products GP, LLC. Dr. Cunningham is a former Director of Enterprise Products Partners L.P. (1998-2005, as well as from February 2006 to July 2007), and former Board Chair and Director of TEPPCO Partners L.P. (March 2005 to November 2005).

D. Grant Devine	64	Director. Dr. Devine is a Farmer, Rancher and President, Grant Devine Farms and Consulting Services Ltd.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Germaine Gibara	64	Director since September 2004. Ms. Gibara is a Director of Sun Life Financial Inc., Cogeco Cable Inc., Cogeco Inc. (since December 2007), TECHNIP (since April 2007) and President, Avvio Management Inc.

Russell K. Girling	46	Director since May 2006. Mr. Girling is a Director, Board Chair and Chief Executive Officer of TC Pipelines, L.P., and President, Pipelines of TransCanada Corporation. Prior to June 2006, Mr. Girling was Executive Vice President, Corporate Development and Chief Financial Officer of TransCanada Pipelines Limited, and prior to March 2003 Executive Vice President and Chief Financial Officer of TransCanada Pipelines Limited, and has held various executive and senior management positions with TransCanada Corporation and its affiliates during the past five years. Mr. Girling is also a former Director of TransCanada Power L.P. (1998-2005).

Susan A. Henry	62	Director. Dr. Henry is the Dean of the College of Agriculture and Life Sciences and Professor of Molecular Biology and Genetics at Cornell University (Ithaca, N.Y.). Dr. Henry is also a Director of Seneca Foods Corporation (since August 2007).

Russell J. Horner	59	Director since September 2004. Prior to February 2007, Mr. Horner was a Director, President and Chief Executive Officer of Catalyst Paper Corporation.

A. Anne McLellan	58	Director since September 2006. Ms. McLellan is a Director of Nexen Inc. (since July 2006), Cameco Corporation (since December 2006) and Edmonton Regional Airports Authority (since January 2008). Prior to January 2006 was a Member of Parliament for Edmonton Centre (riding also known as Edmonton Northwest and Edmonton West), and served as Deputy Prime Minister of Canada from December 2003 to January 2006, Throughout her career Ms. McLellan has held numerous ministerial posts, including Minister of Public Safety and Emergency Preparedness and Minister of Health.

Derek G. Pannell	62	Director since February 2008. Mr. Pannell is a Director and Managing Partner of Brookfield Asset Management Inc. and a Director of Teck Cominco Limited and Major Drilling Group International Inc. Mr. Pannell was Director, President and Chief Executive Officer of Noranda Inc. and Falconbridge Limited.

Victor J. Zaleschuk	65	Director. Mr. Zaleschuk is a Director of Nexen Inc., and Director and Board Chair of Cameco Corporation.

Michael M. Wilson	57	Director and President & Chief Executive Officer since October 2003. Mr. Wilson is a Director of Air Canada (since May 2008) and a Director and former Board Chair of Canpotex Limited, Vice Chair of the International Plant Nutrition Institute, Director of The Fertilizer Institute, and Director of the International Fertilizer Association.

William A. Boycott Agrium Advanced Technologies (U.S.) Inc. 100 Technology Loop Sylacauga, AL 35150	48	Vice President, and President, Advanced Technologies Business Unit. Prior to July 2006, Mr. Boycott was General Manager for Kenai Nitrogen Operations.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Stephen G. Dyer	40	Vice President, Manufacturing since December 2005. Prior to December 2005, Mr. Dyer was Director, Business Development, prior to July 2005 was Director, Strategic Development, and prior to March 2005 was Manager, Transportation. Vice President, Manufacturing of Agrium U.S. Inc. since September 2006.

Patrick J. Freeman	55	Vice President & Treasurer. Vice President & Treasurer of Agrium U.S. Inc.

Richard L. Gearheard Crop Production Services, Inc. 7251 West 4th Street Greeley, Colorado 80634	59	Senior Vice President, and President, Retail Business Unit. Director, President & Chief Executive Officer of Agrium U.S. Inc. Mr. Gearheard was and continues to be Director and Chief Executive Officer of Crop Production Services, Inc.

James M. Grossett	59	Senior Vice President, Human Resources. Senior Vice President, Human Resources of Agrium U.S. Inc.

Kevin R. Helash	44	Vice President, Marketing & Distribution since September 2005. Prior to September 2005, Mr. Helash was Senior Director, NAW Sales and prior to June 2004 was Director, NAW Sales. Vice President, Marketing & Distribution of Agrium U.S. Inc. since May 2006 and Vice President of North since 2009.

Angela S. Lekatsas	47	Vice President, Corporate Controller & Chief Risk Officer. Prior to November 2005, Ms. Lekatsas was Controller and prior to August 2005 was Manager, Corporate Reporting.

Gordon R. Miller Crop Production Services, Inc. 2787 West Bullard Ave. Suite 101 Fresno, CA 93711	64	Vice President, Retail West Region. Vice President, West Region Operations of Agrium U.S. Inc. and Vice President, Crop Production Services, Inc. since January 2009. Prior to January 2009, Mr. Miller was President of Western Farm Service, Inc. (a wholly-owned subsidiary of Agrium Inc.) and prior to August 2005 was Vice President of Western Farm Service, Inc.

Andrew K. Mittag	48	Senior Vice President, Corporate Development & Strategy. Senior Vice President, Corporate Development & Strategy of Agrium U.S. Inc. Prior to December 2005, Mr. Mittag was President & CFO of Rockland Capital Partners, L.L.C. (private advisory firm).

Leslie A. O’Donoghue	46	Senior Vice President, General Counsel & Corporate Secretary. Senior Vice President, General Counsel & Corporate Secretary of Agrium U.S. Inc. Ms. O’Donoghue is a Director of Pembina Pipeline Corporation (since December 2008).

Christopher W. Tworek	60	Vice President, Special Projects. Prior to May 2008, Mr. Tworek was Vice President, Supply Management.

Thomas E. Warner c/o Crop Production Services, Inc. 2084 Windish Dr. Galesburg, IL 61401	56	Vice President, Retail East Region. Vice President, East Region Operations of Agrium U.S. Inc. Mr. Warner was and continues to be the President of Crop Production Services, Inc. (a wholly-owned subsidiary of Agrium Inc.) and prior to August 2005 was Vice President of Crop Production Services, Inc.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Bruce G. Waterman	58	Senior Vice President, Finance & Chief Financial Officer. Senior Vice President, Finance & Chief Financial Officer of Agrium U.S. Inc. Mr. Waterman is a Director of OPTI Canada Inc. (since July 2008).

Ron A. Wilkinson	54	Senior Vice President, and President, Wholesale Business Unit. Prior to February 2005, Mr. Wilkinson was Senior Vice President, North America Wholesale Business Unit and prior to October 2004 was Vice President, Operations & Technology. Director of Agrium U.S. Inc. since December 2006. President and Director of North since 2009.

Gary J. Daniel	54	Assistant Corporate Secretary and Senior Legal Counsel. Assistant Corporate Secretary of Agrium U.S. Inc. Corporate Secretary of North since 2009.

Other Employee Participants

Name	Current Principal Occupation or Employment
Richard Downey	Senior Director, Investor Relations
Ashley Harris	Manager, Investor Relations

North

Directors and Executive Officers

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Ron A. Wilkinson	54	Director and President since February 2009. Director of Agrium U.S. Inc. since December 2006. Senior Vice President, and President, Wholesale Business Unit of Agrium Inc. Prior to February 2005, Mr. Wilkinson was Senior Vice President, North America Wholesale Business Unit of Agrium Inc. and prior to October 2004 was Vice President, Operations & Technology of Agrium Inc.

Kevin R. Helash	44	Vice President since February 2009. Vice President, Marketing & Distribution of Agrium U.S. Inc. since May 2006. Vice President, Marketing & Distribution of Agrium Inc. since September 2005. Prior to September 2005, Mr. Helash was Senior Director, NAW Sales and prior to June 2004 was Director, NAW Sales.

Gary J. Daniel	54	Corporate Secretary since February 2009. Assistant Corporate Secretary of Agrium U.S. Inc. and Assistant Corporate Secretary and Senior Legal Counsel of Agrium Inc.

Breen Neeser	47	Vice President since February 2009. Vice President, Wholesale North American Sales of the Wholesale Business Unit of Agrium Inc. Prior to February 2008, Mr. Neeser was Senior Director, Western Sales, prior to September 2007 was Director, Potash, Phosphate & Sulphate Marketing, prior to November 2006 was Director, Potash Marketing and prior to July 2006 was Manager, Kapuskasing Phosphate Operations and prior to September 2004 was Marketing Manager, Phosphate and Sulphate Marketing.

ANNEX B

COMMON STOCK OWNERSHIP

Common Stock Ownership of Certain Beneficial Owners

The following table sets forth information, as of March 11, 2009, concerning the beneficial ownership of each person known to beneficially own 5% or more of the Common Stock. The information in the table and the related notes is based on statements filed by the respective beneficial owners with the SEC pursuant to Sections 13(d) and 13(g) under the Exchange Act.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
State Street Bank and Trust Company, Trustee State Street Financial Center One Lincoln Street Boston, Massachusetts 02111	3,239,344	(3)	6.7%

Barclays Global Investors, NA and other reporting entities 400 Howard Street San Francisco, California 94105	3,215,217	(4)	6.6%

TPG-Axon Capital Management, LP and other reporting entities 888 Seventh Avenue, 38th Floor New York, New York 10019	2,750,000	(5)	5.7%

(1)	Unless otherwise indicated, beneficial ownership consists of sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares listed.

(2)	Unless otherwise indicated, percentages calculated based upon the Common Stock outstanding as of March 11, 2009 and beneficial ownership of Common Stock as set forth in the statements on Schedule 13G filed by the respective beneficial owners with the SEC.

(3)	Based on a Schedule 13G, dated and filed with the SEC on February 13, 2009, by State Street Bank and Trust Company (“State Street”), acting in various fiduciary capacities. The State Street Schedule 13G reported that State Street has sole power to vote and shared power to dispose of or to direct the disposition of 3,239,344 shares of Common Stock.

(4)

Based on a Schedule 13G, dated February 6, 2009 and filed with the SEC on February 5, 2009, jointly by Barclays Global Investors, NA (“BGI”), Barclays Global Fund Advisors (“BGFA”), Barclays Global Investors, Ltd (“BGI UK”), Barclays Global Investors Japan Limited (“BGI Japan”), Barclays Global Investors Canada Limited (“BGI Canada”), Barclays Global Investors Australia Limited (“BGI Australia”) and Barclays Global Investors (Deutschland) AG (“BGI Deutschland” and, together with the other entities referenced above, “Barclays”). The Barclays Schedule 13G reports that (i) Barclays has (a) sole power to vote or direct the vote of 2,752,155 shares of Common Stock and (b) sole power to dispose of or to direct the disposition of 3,215,217 shares of Common Stock; and (ii) the shares reported therein are held by Barclays in trust accounts for the economic benefit of the beneficiaries of those accounts. The Barclays Schedule 13G also reports that BGI is a bank with sole voting power as to 1,684,181 shares of Common Stock and sole dispositive power as to 2,103,657 shares of Common Stock; BGFA is an investment advisor with sole voting power as to 687,695 shares of Common Stock and sole dispositive power as to 691,249 shares of Common Stock; BGI UK is a non-U.S. institution with sole voting power as to 164,680 shares of Common Stock and sole dispositive power as to 204,712 shares of Common Stock; BGI Japan is a non-U.S. institution with sole voting and dispositive power as to 162,926 shares of Common Stock; BGI Canada is a non-U.S. institution with sole voting and dispositive power as to 49,652 shares of Common Stock; and BGI Australia is a non-U.S. institution with sole voting and dispositive power as to 3,021 shares of Common Stock. The Barclays Schedule 13G also reports that BGI Deutschland, a non-U.S. institution, has no sole or shared voting or dispositive power as to any shares of Common Stock. BGI and BGFA share the address listed above. BGI UK’s address is Murray House, 1 Royal Mint Court, London EC3N 4HH; BGI Japan’s address is Ebisu Prime Square Tower, 8th Floor, 1-1-39 Hiroo Shibuya-Ku, Tokyo 150-8402 Japan; BGI Canada’s address is Brookfield Place, 161 Bay Street, Suite 2500, PO Box 614, Toronto, Ontario, Canada M5J 2S1; BGI Australia’s address is Level 43, Grosvenor Place, 225 George Street, PO Box N43, Sydney, Australia NSW 1220; and BGI Deutschland’s address is Apianstrasse 6, D-85774, Unterfohring, Germany.

(5)	Based on a Schedule 13G, dated and filed with the SEC on February 26, 2009, jointly by TPG-Axon Capital Management, LP (“TPG-Axon Management”), TPG-Axon Partners GP, LP (“PartnersGP”), TPG-Axon GP, LLC (“GPLLC”), TPG-Axon Partners, LP (“TPG-Axon Domestic”), TPG-Axon Partners (Offshore), Ltd. (“TPG-Axon Offshore”), Dinakar Singh LLC (“Singh LLC”) and Mr. Dinakar Singh (together, “TPG-Axon”). The TPG-Axon Schedule 13G indicates that TPG-Axon Management has shared voting and dispositive power as to 2,750,000 shares of Common Stock; PartnersGP has shared voting and dispositive power as to 896,782 shares of Common Stock; GPLLC has shared voting and dispositive power as to 2,750,000 shares of Common Stock; TPG-Axon Domestic has shared voting and dispositive power as to 896,782 shares of Common Stock; TPG-Axon Offshore has shared voting and dispositive power as to 1,853,218 shares of Common Stock; Singh LLC has shared voting and dispositive power as to 2,750,000 shares of Common Stock; and Mr. Singh has shared voting and dispositive power as to 2,750,000 shares of Common Stock. TPG-Axon Management, as investment manager to TPG-Axon Domestic and TPG-Axon Offshore, has the power to direct the disposition and voting of the shares of Common Stock held by TPG-Axon Domestic and TPG-Axon Offshore. PartnersGP is the general partner of TPG-Axon Domestic. GPLLC is the general partner of PartnersGP and TPG-Axon Management. Singh LLC is a managing member of GPLLC. Mr. Singh is the managing member of Singh LLC and in such capacity may be deemed to control Singh LLC, GPLLC and TPG-Axon Management, and therefore may be deemed the beneficial owner of the shares of Common Stock held by TPG-Axon Domestic and TPG-Axon Offshore. Each of Singh LLC, GPLLC, PartnersGP and Mr. Singh disclaims beneficial ownership of all shares of Common Stock reported on the TPG-Axon Schedule 13G. The address for each of the TPG-Axon entities, in addition to Mr. Singh, is as reported above, except that the address for TPG-Axon Offshore is c/o Goldman Sachs (Cayman) Trust Limited, PO Box 896GT, Harbour Centre, 2nd Floor, George Town, Grand Cayman, Cayman Islands, BWI.

Common Stock Ownership of Directors and Management

The following table sets forth information, as of March 11, 2009, concerning the beneficial ownership of the Common Stock by:

•	each director and each of the executive officers named in the summary compensation table of CF’s proxy statement, and

•	all directors and executive officers of CF as a group.

	Amount and Nature of Beneficial Ownership(1)
Name of Beneficial Owner	Shares of Common Stock Owned Directly or Indirectly(2)	Shares of Common Stock that can be Acquired within 60 Days(3)	Total Shares of Common Stock	Percent of Class
Robert C. Arzbaecher	14,865	—	14,865	*
Wallace W. Creek	12,865	—	12,865	*
William Davisson	8,954	—	8,954	*
Stephen A. Furbacher	1,593	—	1,593	*
David R. Harvey	10,165	—	10,165	*
John D. Johnson	9,626	—	9,626	*
Edward A. Schmitt	19,865	—	19,865	*

	Amount and Nature of Beneficial Ownership(1)
Name of Beneficial Owner	Shares of Common Stock Owned Directly or Indirectly(2)	Shares of Common Stock that can be Acquired within 60 Days(3)	Total Shares of Common Stock	Percent of Class
Stephen R. Wilson	118,570	1,027,433	1,146,003	2.4%
Anthony J. Nocchiero	16,700	9,334	26,034	*
David J. Pruett(4)	19,010	101,267	120,277	*
Douglas C. Barnard(5)	14,090	15,733	29,823	*
Philipp P. Koch	7,040	30,167	37,207	*
Monty R. Summa(6)	—	7,484	7,484	*
All directors and executive officers as a group (17 persons)	270,223	1,198,686	1,468,909	3.0%

*	Less than 1%

(1)	Unless otherwise indicated, beneficial ownership consists of sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares listed, either individually or jointly or in common with the individual’s spouse, subject to community property laws where applicable.

(2)	The shares indicated for each of Messrs. Arzbaecher, Creek, Davisson, Furbacher, Harvey, Johnson, and Schmitt include 474 shares of restricted stock granted under CF’s 2005 Equity and Incentive Plan that have not yet vested. The shares indicated for Messrs. Wilson, Nocchiero, Pruett, Barnard, and Koch include, respectively, 73,470, 7,300, 9,010, 10,090, and 7,040 shares of restricted stock granted under CF’s 2005 Equity and Incentive Plan that have not yet vested. These shares of restricted stock can be voted during the vesting period.

(3)	The shares indicated for Messrs. Wilson, Nocchiero, Pruett, Barnard, Koch, and Summa represent shares underlying stock options granted under CF’s 2005 Equity and Incentive Plan that have already vested or that will vest within 60 days. The shares underlying these stock options cannot be voted.

(4)	As previously announced, Mr. Pruett is leaving CF effective March 31, 2009.

(5)	Mr. Barnard also holds 2,499 additional “phantom” shares as a deemed investment under CF’s Supplemental Benefit and Deferral Plan (a non-qualified benefits restoration and deferred compensation plan). These phantom shares cannot be voted.

(6)	Mr. Summa served as CF’s Vice President, Sales through December 31, 2008.

ANNEX C

CF COMMON STOCK PURCHASED BY AGRIUM

DATE	NUMBER OF CF COMMON STOCK PURCHASED	PURCHASE PRICE PER CF COMMON STOCK (in U.S. dollars)
2/12/2009	1,000	54.38
2/13/2009	400	54.42
2/13/2009	100	54.4
2/13/2009	500	54.36
2/17/2009	800	50.23
2/17/2009	10,800	50.25
2/17/2009	800	50.26
2/17/2009	2,900	50.28
2/17/2009	500	50.29
2/17/2009	200	50.31
2/17/2009	11,900	50.34
2/17/2009	900	50.35
2/17/2009	600	50.36
2/17/2009	5,500	50.37
2/17/2009	400	50.38
2/17/2009	1,700	50.39
2/17/2009	4,200	50.4
2/17/2009	200	50.41
2/17/2009	1,500	50.42
2/17/2009	3,000	50.43
2/17/2009	700	50.44
2/17/2009	3,100	50.45
2/17/2009	13,200	50.46
2/17/2009	2,200	50.47
2/17/2009	3,700	50.48
2/17/2009	800	50.49
2/17/2009	10,000	50.5
2/17/2009	400	50.51
2/17/2009	900	50.52
2/17/2009	1,200	50.53
2/17/2009	2,500	50.54
2/17/2009	1,400	50.56
2/17/2009	800	50.57
2/17/2009	10,700	50.58
2/17/2009	13,700	50.59
2/17/2009	600	50.6
2/17/2009	900	50.61
2/17/2009	1,200	50.62
2/17/2009	700	50.63
2/17/2009	3,100	50.64
2/17/2009	600	50.65
2/17/2009	1,900	50.66
2/17/2009	900	50.67
2/17/2009	1,600	50.69
2/17/2009	12,400	50.7
2/17/2009	3,900	50.71

DATE	NUMBER OF CF COMMON STOCK PURCHASED	PURCHASE PRICE PER CF COMMON STOCK (in U.S. dollars)
2/17/2009	700	50.73
2/17/2009	1,100	50.74
2/17/2009	700	50.77
2/17/2009	1,100	50.79
2/17/2009	5,100	50.8
2/17/2009	1,200	50.81
2/17/2009	1,500	50.82
2/17/2009	10,100	50.83
2/17/2009	700	50.84
2/17/2009	18,000	50.85
2/17/2009	1,900	50.86
2/17/2009	1,600	50.87
2/17/2009	1,500	50.88
2/17/2009	400	50.89
2/17/2009	300	50.9
2/17/2009	200	50.91
2/17/2009	10,300	50.93
2/17/2009	200	50.95
2/17/2009	200	50.96
2/17/2009	18,800	51
2/17/2009	300	51.01
2/17/2009	700	51.02
2/17/2009	600	51.03
2/17/2009	200	51.04
2/17/2009	27,800	51.05
2/17/2009	1,100	51.06
2/17/2009	200	51.07
2/17/2009	5,900	51.08
2/17/2009	2,100	51.09
2/17/2009	14,400	51.1
2/17/2009	12,800	51.11
2/17/2009	11,800	51.12
2/17/2009	1,700	51.13
2/17/2009	11,300	51.14
2/17/2009	5,400	51.15
2/17/2009	3,300	51.16
2/17/2009	2,600	51.17
2/17/2009	4,100	51.18
2/17/2009	3,300	51.19
2/17/2009	15,400	51.2
2/17/2009	1,500	51.21
2/17/2009	1,700	51.22
2/17/2009	700	51.23
2/17/2009	700	51.24
2/17/2009	500	51.25
2/17/2009	600	51.26
2/17/2009	7,600	51.27
2/17/2009	13,700	51.28
2/17/2009	5,600	51.29

DATE	NUMBER OF CF COMMON STOCK PURCHASED	PURCHASE PRICE PER CF COMMON STOCK (in U.S. dollars)
2/17/2009	24,700	51.3
2/17/2009	900	51.31
2/17/2009	200	51.32
2/17/2009	1,500	51.33
2/17/2009	600	51.34
2/17/2009	9,100	51.35
2/17/2009	5,300	51.36
2/17/2009	3,200	51.37
2/17/2009	500	51.38
2/17/2009	200	51.39
2/17/2009	1,800	51.4
2/17/2009	700	51.41
2/17/2009	8,000	51.42
2/17/2009	1,700	51.43
2/17/2009	500	51.44
2/17/2009	300	51.47
2/17/2009	400	51.49
2/17/2009	7,600	51.5
2/17/2009	2,500	51.52
2/17/2009	1,600	51.54
2/17/2009	2,000	51.55
2/17/2009	800	51.56
2/17/2009	600	51.57
2/17/2009	1,700	51.58
2/17/2009	500	51.59
2/17/2009	8,000	51.6
2/17/2009	3,200	51.63
2/17/2009	700	51.64
2/17/2009	1,400	51.66
2/17/2009	3,600	51.68
2/17/2009	1,900	51.69
2/17/2009	4,400	51.7
2/17/2009	2,600	51.71
2/17/2009	500	51.72
2/17/2009	1,600	51.73
2/17/2009	13,200	51.75
2/17/2009	5,000	51.76
2/17/2009	2,700	51.77
2/17/2009	1,800	51.78
2/17/2009	600	51.79
2/17/2009	1,800	51.8
2/17/2009	200	51.81
2/17/2009	1,600	51.83
2/17/2009	1,000	51.84
2/17/2009	2,000	51.86
2/17/2009	800	51.91
2/17/2009	3,100	51.92
2/17/2009	600	51.96
2/17/2009	1,400	51.98

DATE	NUMBER OF CF COMMON STOCK PURCHASED	PURCHASE PRICE PER CF COMMON STOCK (in U.S. dollars)
2/17/2009	1,200	51.99
2/17/2009	1,300	52
2/17/2009	1,800	52.01
2/17/2009	2,200	52.02
2/17/2009	2,100	52.03
2/17/2009	500	52.05
2/17/2009	1,300	52.06
2/17/2009	2,000	52.07
2/17/2009	4,200	52.09
2/17/2009	2,000	52.1
2/17/2009	3,800	52.12
2/17/2009	1,700	52.13
2/17/2009	10,000	52.2
2/17/2009	100	52.21
2/17/2009	1,300	52.22
2/18/2009	9,300	50.75
2/18/2009	200	50.79
2/18/2009	1,000	50.81
2/18/2009	900	50.9
2/18/2009	200	50.92
2/18/2009	800	50.94
2/18/2009	200	50.96
2/18/2009	100	50.97
2/18/2009	1,400	50.98
2/18/2009	20,200	51
2/18/2009	500	51.04
2/18/2009	200	51.07
2/18/2009	300	51.11
2/18/2009	11,300	51.19
2/18/2009	600	51.2
2/18/2009	500	51.22
2/18/2009	11,400	51.56
2/18/2009	10,000	51.6
2/18/2009	200	51.61
2/18/2009	100	51.62
2/18/2009	1,700	51.63
2/18/2009	300	51.64
2/18/2009	1,600	51.65
2/18/2009	2,900	51.66
2/18/2009	200	51.67
2/18/2009	1,200	51.68
2/18/2009	2,100	51.69
2/18/2009	1,000	51.7
2/18/2009	1,000	51.71
2/18/2009	200	51.72
2/18/2009	800	51.73
2/18/2009	700	51.74
2/18/2009	2,000	51.75
2/18/2009	500	51.76

DATE	NUMBER OF CF COMMON STOCK PURCHASED	PURCHASE PRICE PER CF COMMON STOCK (in U.S. dollars)
2/18/2009	500	51.78
2/18/2009	10,300	51.8
2/18/2009	400	51.81
2/18/2009	1,400	51.82
2/18/2009	800	51.84
2/18/2009	800	51.85
2/18/2009	2,700	51.88
2/18/2009	500	51.91
2/18/2009	500	51.92
2/18/2009	200	51.96
2/18/2009	100	51.97
2/18/2009	900	51.98
2/18/2009	13,800	52
2/18/2009	500	52.01
2/18/2009	400	52.03
2/18/2009	400	52.04
2/18/2009	800	52.09
2/18/2009	300	52.1
2/18/2009	100	52.11
2/18/2009	500	52.12
2/18/2009	10,500	52.13
2/18/2009	1,200	52.15
2/18/2009	100	52.16
2/18/2009	100	52.17
2/18/2009	1,800	52.18
2/18/2009	1,200	52.19
2/18/2009	21,000	52.2
2/18/2009	1,100	52.21
2/18/2009	1,300	52.22
2/18/2009	2,000	52.23
2/18/2009	1,900	52.24
2/18/2009	1,500	52.25
2/18/2009	3,300	52.26
2/18/2009	3,100	52.27
2/18/2009	1,800	52.28
2/18/2009	39,900	52.29
2/18/2009	22,400	52.3
2/18/2009	2,500	52.31
2/18/2009	5,700	52.32
2/18/2009	2,700	52.33
2/18/2009	1,100	52.34
2/18/2009	29,800	52.35
2/18/2009	2,700	52.36
2/18/2009	1,600	52.37
2/18/2009	4,500	52.38
2/18/2009	12,500	52.39
2/18/2009	3,200	52.4
2/18/2009	1,200	52.41
2/18/2009	2,400	52.42

DATE	NUMBER OF CF COMMON STOCK PURCHASED	PURCHASE PRICE PER CF COMMON STOCK (in U.S. dollars)
2/18/2009	5,200	52.43
2/18/2009	3,800	52.44
2/18/2009	2,400	52.45
2/18/2009	600	52.46
2/18/2009	900	52.47
2/18/2009	3,300	52.48
2/18/2009	1,100	52.49
2/18/2009	20,200	52.5
2/18/2009	2,600	52.51
2/18/2009	1,100	52.52
2/18/2009	11,000	52.53
2/18/2009	3,200	52.54
2/18/2009	3,800	52.55
2/18/2009	4,200	52.56
2/18/2009	2,900	52.57
2/18/2009	500	52.58
2/18/2009	100	52.59
2/18/2009	18,000	52.6
2/18/2009	1,500	52.61
2/18/2009	2,100	52.62
2/18/2009	1,800	52.63
2/18/2009	1,700	52.64
2/18/2009	400	52.65
2/18/2009	1,100	52.66
2/18/2009	4,300	52.67
2/18/2009	6,400	52.68
2/18/2009	1,500	52.69
2/18/2009	2,200	52.7
2/18/2009	3,300	52.71
2/18/2009	1,900	52.72
2/18/2009	1,400	52.73
2/18/2009	500	52.74
2/18/2009	800	52.75
2/18/2009	2,300	52.76
2/18/2009	1,800	52.78
2/18/2009	600	52.79
2/18/2009	800	52.8
2/18/2009	900	52.82
2/18/2009	800	52.83
2/18/2009	1,100	52.84
2/18/2009	1,700	52.86
2/18/2009	1,100	52.88
2/18/2009	500	52.89
2/18/2009	10,200	52.9
2/18/2009	100	52.91
2/18/2009	400	52.92
2/18/2009	400	52.94
2/18/2009	300	52.96
2/18/2009	700	53.03

DATE	NUMBER OF CF COMMON STOCK PURCHASED	PURCHASE PRICE PER CF COMMON STOCK (in U.S. dollars)
2/18/2009	500	53.05
2/18/2009	500	53.06
2/18/2009	200	53.07
2/18/2009	300	53.08
2/18/2009	300	53.09
2/18/2009	700	53.11
2/18/2009	400	53.12
2/18/2009	400	53.14
2/18/2009	400	53.18
2/18/2009	600	53.21
2/18/2009	600	53.26
2/19/2009	600	54.49
2/19/2009	100	54.5
2/19/2009	3	54.51
2/19/2009	2	54.56
2/19/2009	15	54.57
2/19/2009	31	54.63
2/19/2009	900	54.74
2/19/2009	300	54.78
2/19/2009	200	54.79
2/19/2009	11,600	54.55
2/19/2009	1,400	54.69
2/19/2009	300	54.71
2/19/2009	800	54.72
2/19/2009	4,900	54.76
2/19/2009	600	54.8
2/19/2009	200	54.84
2/19/2009	17,100	54.85
2/19/2009	100	54.86
2/19/2009	5,000	54.89
2/19/2009	10,000	54.92
2/19/2009	3,100	54.98
2/19/2009	17,200	54.99
2/19/2009	20,000	55
2/19/2009	400	55.01
2/19/2009	500	55.02
2/19/2009	300	55.03
2/19/2009	100	55.08
2/19/2009	300	55.09
2/19/2009	1,100	55.11
2/19/2009	200	55.12
2/19/2009	200	55.13
2/19/2009	300	55.14
2/19/2009	900	55.15
2/19/2009	400	55.16
2/19/2009	500	55.17
2/19/2009	600	55.18
2/19/2009	500	55.19
2/19/2009	500	55.2

DATE	NUMBER OF CF COMMON STOCK PURCHASED	PURCHASE PRICE PER CF COMMON STOCK (in U.S. dollars)
2/19/2009	700	55.22
2/19/2009	300	55.23
2/19/2009	300	55.24
2/19/2009	1,500	55.25
2/19/2009	300	55.26
2/19/2009	1,200	55.27
2/19/2009	500	55.28
2/19/2009	600	55.3
2/19/2009	2,300	55.31
2/19/2009	2,500	55.32
2/19/2009	800	55.33
2/19/2009	9,300	55.34
2/19/2009	17,000	55.35
2/19/2009	400	55.36
2/19/2009	700	55.38
2/19/2009	300	55.4
2/19/2009	100	55.41
2/19/2009	200	55.42
2/19/2009	400	55.43
2/19/2009	400	55.44
2/19/2009	800	55.45
2/19/2009	300	55.46
2/19/2009	300	55.47
2/19/2009	500	55.48
2/19/2009	600	55.49
2/19/2009	700	55.5
2/19/2009	1,499	55.52
2/19/2009	400	55.53
2/19/2009	1,900	55.55
2/19/2009	1,400	55.56
2/19/2009	4,600	55.57
2/19/2009	1,500	55.58
2/19/2009	1,600	55.59
2/19/2009	200	55.6
2/19/2009	1,300	55.61
2/19/2009	700	55.62
2/19/2009	10,400	55.63
2/19/2009	19,300	55.64
2/19/2009	3,300	55.65
2/19/2009	800	55.66
2/19/2009	3,100	55.68
2/19/2009	500	55.69
2/19/2009	600	55.7
2/19/2009	2,400	55.72
2/19/2009	300	55.73
2/19/2009	100	55.74
2/19/2009	10,600	55.75
2/19/2009	1,900	55.76
2/19/2009	100	55.77

DATE	NUMBER OF CF COMMON STOCK PURCHASED	PURCHASE PRICE PER CF COMMON STOCK (in U.S. dollars)
2/19/2009	500	55.78
2/19/2009	2,200	55.79
2/19/2009	300	55.81
2/19/2009	400	55.82
2/19/2009	1,700	55.83
2/19/2009	1,200	55.84
2/19/2009	200	55.85
2/19/2009	200	55.86
2/19/2009	100	55.87
2/19/2009	200	55.88
2/19/2009	300	55.89
2/19/2009	1,000	55.9
2/19/2009	1,000	55.91
2/19/2009	400	55.92
2/19/2009	600	55.93
2/19/2009	700	55.94
2/19/2009	800	55.95
2/19/2009	600	55.97
2/19/2009	900	55.98
2/19/2009	10,400	55.99
2/19/2009	400	56
2/19/2009	600	56.01
2/19/2009	300	56.02
2/19/2009	100	56.03
2/19/2009	300	56.04
2/19/2009	300	56.05
2/19/2009	300	56.06
2/19/2009	200	56.07
2/19/2009	400	56.08
2/19/2009	800	56.09
2/19/2009	400	56.1
2/19/2009	700	56.12
2/19/2009	500	56.13
2/19/2009	100	56.14
2/19/2009	699	56.16

TOTAL	1,241,849	52.32

PRELIMINARY PROXY—SUBJECT TO COMPLETION

PLEASE VOTE TODAY!

TO SUBMIT A PROXY, PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN

IN THE POSTAGE-PAID ENVELOPE

GREEN PROXY

PROXY FOR 2009 ANNUAL MEETING OF STOCKHOLDERS OF

CF INDUSTRIES HOLDINGS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF

AGRIUM INC. AND NORTH ACQUISITION CO.

AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF

CF INDUSTRIES HOLDINGS, INC.

The undersigned stockholder of CF Industries Holdings, Inc., a Delaware corporation (the “Company”), hereby constitutes and appoints Richard Downey and Ashley Harris, and, each of them, as proxies, each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated on the reverse side of this proxy, all of the shares of common stock of the Company registered in the name of the undersigned, as of March 16, 2009, at the 2009 Annual Meeting of Stockholders of the Company to be held on April 21, 2009, at 10:00 a.m. Central Time, in the Hyatt Deerfield, 1750 Lake Cook Road, Deerfield, Illinois 60015, and at any and all adjournments or postponements of that meeting. Receipt of the Notice of 2009 Annual Meeting and Proxy Statement is hereby acknowledged.

UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED “WITHHOLD” FOR THE ELECTION OF MESSRS. FURBACHER, HARVEY AND JOHNSON AS DIRECTORS; “FOR” THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2009; “FOR” THE APPROVAL OF THE COMPANY’S 2009 EQUITY AND INCENTIVE PLAN; AND, IN THE DISCRETION OF THE PROXIES, UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

This proxy revokes all prior proxies given by the undersigned with respect to the Annual Meeting.

YOUR VOTE IS VERY IMPORTANT—PLEASE VOTE YOUR PROXY TODAY!

(continued and to be signed and dated on reverse side)

FORM OF PROXY CARD

PROXY SOLICITED BY AGRIUM INC. AND NORTH ACQUISITION CO.

AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF

CF INDUSTRIES HOLDINGS, INC.

2009 Annual Meeting of Stockholders of CF Industries Holdings, Inc.

To be held on April 21, 2009

YOUR VOTE IS IMPORTANT!

Please take a moment now to authorize a proxy to vote your shares of common stock of CF Industries Holdings, Inc. for the upcoming 2009 Annual Meeting of Stockholders

To vote, please complete, sign, date and return the proxy card in the envelope provided. If you have misplaced the postage-paid envelope, you may mail the proxy card to Agrium Inc., c/o Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038.

TO SUBMIT A PROXY, PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN POSTAGE-PAID ENVELOPE PROVIDED

Please mark your votes as indicated in this example     ☒

AGRIUM INC. AND NORTH ACQUISITION CO. RECOMMEND THAT YOU “WITHHOLD” YOUR VOTE FOR ALL OF THE DIRECTORS SET FORTH BELOW

1. ELECTION OF DIRECTORS	FOR ALL	WITHHOLD FOR ALL	*EXCEPTIONS
Nominees:	☐	☐	☐
(01) Stephen A. Furbacher
(02) David R. Harvey
(03) John D. Johnson

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “Exceptions” box above and write that nominee’s name in the space provided below.)

*Exceptions

AGRIUM INC. AND NORTH ACQUISITION CO. RECOMMEND THAT YOU VOTE “FOR” PROPOSAL 2 BELOW

	FOR	AGAINST	ABSTAIN
2. To ratify the selection of KPMG LLP as CF Industries Holdings, Inc.’s independent registered public accounting firm for 2009.	☐	☐	☐

AGRIUM INC. AND NORTH ACQUISITION CO. RECOMMEND THAT YOU VOTE “FOR” PROPOSAL 3 BELOW

	FOR	AGAINST	ABSTAIN
3. To approve CF Industries Holdings, Inc.’s 2009 Equity and Incentive Plan.	☐	☐	☐

The proxies are authorized to vote in their discretion upon such other matters as may properly come before the meeting.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED

Dated:

Signature of Stockholder

Signature of Stockholder (if held jointly)

Name and Title of Representative (if applicable)

Please sign exactly as your name appears on this proxy. If shares are held by joint tenants, both holders should sign. When signing as executor, administrator, attorney, trustee, guardian or other representative, please give full title as such. If signing on behalf of a corporation, please sign in full corporate name by an authorized officer. If signing on behalf of a partnership, please sign in full partnership name by authorized person.

Important Notice Regarding the Availability of Agrium’s Proxy Materials for

the 2009 Annual Meeting of Stockholders of CF Industries Holdings, Inc.

to Be Held on April 21, 2009

You can view the Agrium proxy statement on the internet at http://                         .